

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 3, 2009

Thomas E. Long
Vice President Finance and Chief Financial Officer
Matrix Service Company
5100 East Skelly Drive #700
Tulsa, Oklahoma 74135

> **Re: Matrix Service Company**
> **Form 10-K for Year Ended May 31, 2008**
> **File No. 001-15461**

Dear Mr. Long:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief